Mail Stop 3561

May 28, 2008

Michael J. Newsome, Chief Executive Officer
Hibbett Sports, Inc.
451 Industrial Lane
Birmingham, Alabama 35211

> **Re: Hibbett Sports, Inc.**
> **Annual Report on Form 10-K for the Year Ended February 2, 2008**
> **Filed April 2, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 2, 2008**
> **File No. 0-20969**

Dear Mr. Newsome:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings. Please confirm in writing that you will do so and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for the Year Ended February 2, 2008

Exhibits 31.1 and 31.2

1. Please note that the exact wording of the certifications provided in Item 601(b)(31) of Regulation S-K is required. In this regard, it appears that you have changed the wording and omitted the parenthetical in paragraph 4.d. In future

filings, please use the exact wording of the certifications provided in Item 601(b)(31) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

The Board of Directors, page 10

2. In future filings, please disclose the complete business experiences over the last five years without gaps or ambiguities of your directors, including each person's principal occupations and employment, the name and principal business of any corporation or other business association, and whether any of the business associations are your parent, subsidiary, or other affiliate. See Item 401(e)(1) of Regulation S-K. Specifically, please provide the complete business experiences over the last five years of Carl Kirkland, Ralph T. Parks, and Thomas A. Saunders, III.

Compensation of Non-Employee Directors, page 15

Director Compensation Table, page 15

3. We note that in footnote one to your director compensation table you disclose that the options are valued at their grant date fair value. In future filings, please disclose the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Item 402(k)(2)(iii) and (iv).

Executive Compensation, page 20

Role of Executive Officers in Compensation Decisions, page 20

4. We note your disclosure that Michael J. Newsome annually reviews the performance of each named executive officer with the compensation committee and makes recommendations with respect to each key element of executive compensation for the named executive officers, excluding himself, as well as other senior executives. In future filings, please disclose fully the role of any other executive officers in determining or recommending the amount or form of executive compensation, if any.

Compensation Benchmarking; Role of Compensation Consultants, page 21

5. In future filings, please clarify whether your chief executive officer, Michael J. Newsome, met with representatives of Hewitt Associates regarding his compensation or the compensation of other named executive officers and identify the members of management with whom Hewitt Associates works, if any. Also, please describe in greater detail the nature and scope of the Hewitt Associates'

assignment and the material elements of the instructions or directions given to this consultant regarding the performance of its duties. See Item 407(e)(3)(ii) and (iii) of Regulation S-K.

Severance and Change in Control Payments, page 25

6. In future filings, please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Also, please discuss why you have chosen to pay certain multiples of the components of compensation under these arrangements and how potential payments and benefits under these arrangements may have influenced the compensation committee's decision regarding other compensation elements.

Section 16(a) Beneficial Ownership Reporting Compliance, Related Person…, page 44

Related Person Transactions, page 44

7. We note that you have written procedures in place to identify material related person transactions. In future filings, please disclose whether you have a related person policy. Also, please describe your policies and procedures for the review, approval, or ratification of the specific transactions you describe this section. See Item 404(b) of Regulation S-K. The policy required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.

8. In future filings, please file the agreements that you describe in this section as exhibits or tell us why you do not believe this is necessary to do so.

*   *   *   *   *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director